Filed by The Walt Disney Company pursuant to Rule 425 promulgated under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Pixar

Commission File No.: 0-26976

The following are excerpts from a transcript of an interview given by Robert A. Iger, President and Chief Executive Officer of The Walt Disney Company at the Bear Stearns & Co. 19th Annual Media Conference on the evening of February 27, 2006. The excerpts contain only those portions of the transcript relating to discussions of the proposed acquisition of Pixar by The Walt Disney Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 24, 2006.

First of all, Disney is the most valuable brand we have – the most valuable asset – even though it is multidimensional in terms of its businesses and touch points to consumers. It’s a true global brand. If you look at any study done of brands around the world, Disney shows up as one of the most known. So clearly there’s a lot of value there. High-quality family entertainment is the goal. Pixar certainly satisfies that. We saw a dangerous trend when we did our brand research, particularly among mothers with kids under 12, and realized that they were putting Pixar actually above Disney in some cases in terms of brand perception, which obviously is a concern. There is a list of about 15 things that I could give to justify this obviously.

But animation – in terms of all of the creative pursuits at Disney – animation is probably the most important and the most valuable. It is what Walt Disney founded the Company on and it is in many respects a great wave maker for the Company. It creates more of a ripple effect across all of our businesses when it is good than anything else we do. So keeping animation strong was incredibly vital.

In fact, the light bulb went off for me back in September in Hong Kong. I was at the opening of Hong Kong Disneyland and standing with a few thousand other people watching the parade go by and I realized that there wasn’t a character in the parade that had come from a Disney animated film in the last ten years except for Pixar. And although it was relatively known to me that we had exploited these characters across multiple businesses and multiple countries over time, it really hit me hard that we had had ten years of real failure in many respects in the business that I believe was the most vital to us.

So I started to consider our options in terms of how we can turn it around fast, because I didn’t really feel that we could afford taking a lot of time, and Pixar loomed large in that regard because I felt that buying them could turn Disney animation around immediately in a lot of different ways. So getting animation right was important. Its impact on Disney around the world in all of its businesses was obvious as well as how quickly it could be done. And I began the process.

The other thing that was pretty interesting to observe is that, as two companies, Disney and Pixar, we were not driving as much value as we could have driven out of those great franchises they were creating. Not just because we were two companies and two interests, but obviously the tension that grew over time in part over the uncertainty about the future of their relationship. With that tension came no cooperation. There was so much more value to be mined in my opinion as one company –given what we were able to do – which Steve and I talked about at length in this whole process. I’m incredibly excited about the possibility.

When you think about these products, when you talk about them as films, they are not really just films. Cinderella is a great example. We released a DVD of Cinderella this past fall. It’s a 55-year-old movie and we’re on course to sell over 10 million DVDs – and it’s worldwide. You can buy Cinderella costumes at Wal-Mart and go to Cinderella Experiences at our parks and go to our castles and read Cinderella books and play Cinderella video games. And so thinking about these things – when they are right, I think just thinking of them as movies is very narrow minded.

And what Pixar has managed to do is to create five great franchises, and it is on course to create many more and that is why we (indiscernible) of the Company.

. . .

I’m not sure what critical mass is in this day and age. We think with Pixar and with Disney animation and with higher quality Disney live-action films we will have enough clout in the marketplace – to the extent that’s necessary – to accomplish everything at least our company needs to accomplish in terms of breaking through and creating access and both pleasing the distributor in reach but also reaching the consumer.

. . .

First of all, the research we saw among mothers with kids under 12 – when they rated brands being excellent – put Pixar ahead of Disney, which was obviously of great concern. One of the things that we’re going to do is we’re going to continue to use the Pixar brand because we actually believe – as the study suggests – there’s value there. But we’re going to better brand Disney in the process. We have gotten fairly convoluted in terms of the application of brand. We looked the other day where, at Pixar, there had been five different ways we branded these things. Disney presents Pixar, Disney Theatrical Animation distributes Pixar – all these things. The films are going to be Disney Pixar Presents, so they will be front and center.

We believe that there are some potential applications of the Pixar name and brand in other businesses like our theme parks for instance, but we’re taking a “walk before we run” approach. Pixar actually entered into a longer-term relationship with a videogame publisher, THQ, so near-term I don’t think there’s going to be that many opportunities there. But generally, through the system at Disney and the way we exploit a real high-quality franchise, there is going to be more opportunity for these Pixar titles.

We’re not looking to ramp up production because we really believe that quality long-term will create more value for the Company – both brand perception and otherwise – than quantity. We are planning a schedule that we will release roughly a Disney animated film and a Pixar animated film every year and then – probably on an every other year basis – we will release a sequel to one of the Pixar films that has already been released.

We’re not committing to that — that’s the general target that we’re looking at. And we feel that if we protect quality, that will be strong enough to create some good growth once these companies are one. Because when we were two, and the future was fairly uncertain, it was really hard to roll up our sleeves and talk about all kinds of different ventures. One area that we’re particularly interested in is online commerce, where we think we’ve got a great opportunity to really grow Disney online and have a direct relationship with our consumer. And we think Pixar will go a long way to actually helping us do that because of the brand, because of what it represents and the brand strength we believe it will create and a franchise potential that this creative activity is going to allow us.

So we are very excited about it so far. Because the deal hasn’t closed, we’re limited to just talking about the integration, but even those talks have gone incredibly well and I would say our level of excitement, and what we feel the potential is, has grown measurably since we announced the deal two months ago.

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Forward-Looking Statements:

Certain statements in these excerpts may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made on the basis of the views and assumptions of the management of The Walt Disney Company regarding future events and business performance as of the time the statements are made and the Company does not undertake any obligation to update these statements. Actual results may differ materially from those expressed or implied. Such differences may result from legal or regulatory proceedings or other factors that affect the timing or ability to complete the transactions contemplated herein, actions taken by either The Walt Disney Company or Pixar, including restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions), as well as from developments beyond the companies’ control, including: adverse weather conditions or natural disasters; health concerns; international, political or military developments; technological developments; and changes in domestic and global economic conditions, competitive conditions and consumer preferences. Such developments may affect assumptions regarding the operations of the businesses of The Walt Disney Company and Pixar separately or as combined entities including, among other things, the timing of the transaction, the performance of the companies’ theatrical and home entertainment releases, expenses of providing medical and pension benefits, and demand for products and performance of some or all company businesses either directly or through their impact on those who distribute our products. Additional factors that may affect results are set forth in the Annual Report on Form 10-K of The Walt Disney Company for the year ended October 1, 2005 under the heading “Item 1A—Risk Factors,” the Quarterly Report of The Walt Disney Company for the quarter ended December 31, 2005, in the Quarterly Report on Form 10-Q of Pixar for the quarter ended October 1, 2005 under the “Risk Factors” section of Part I, Item 2, and in the Registration Statement on Form S-4 containing a preliminary prospectus/proxy statement regarding the proposed acquisition of Pixar by Disney filed on February 17, 2006.

For Additional Information:

Disney has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 (Registration No. 333-131914) containing a preliminary prospectus/proxy statement regarding the proposed acquisition of Pixar by Disney. This material is not a substitute for the prospectus/proxy statement regarding the proposed acquisition. Investors are urged to read the preliminary prospectus/proxy statement, which contains important information, including detailed risk factors, and the final prospectus/proxy statement when it becomes available. The final prospectus/proxy statement will be mailed to the shareholders of Pixar. The prospectus/proxy statement and other documents which are filed by Disney and Pixar with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.

Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement.